June 2, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Brooklyn ImmunoTherapeutics, Inc.
Registration Statement on Form S-1
Filed May 27, 2021
File No. 333-256570
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Brooklyn ImmunoTherapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-256570), so that it may become effective at 12:00 p.m. Eastern time on June 4, 2021, or as soon thereafter as practicable.

Please do not hesitate to contact our legal counsel, Bella Zaslavsky, at (617) 951-9054, if you have any questions or would like additional information regarding this matter.

Sincerely,

Brooklyn ImmunoTherapeutics, Inc.

By:	/s/ Howard J. Federoff
Howard J. Federoff
Chief Executive Officer and President

cc:	Mark L. Johnson, K&L Gates LLP Bella Zaslavsky, K&L Gates LLP